[GRAPHIC APPEARS HERE]

Private & Confidential
Mayne Group Limited
ABN 56 004 073 410

24 February, 2003	PO Box 1671N GPO Melbourne
Victoria 3001 Australia
Michael Kotsanis	390 St Kilda Road Melbourne
310A Danks St	Victoria 3004 Australia
MIDDLE PARK VIC 3206	Telephone 61 3 9868 0700
Fax 61 3 9867 1179

Dear Michael,

It is with pleasure that I offer you appointment to the position of Vice President Asia Pacific, under the following terms and conditions. You will report to the Group General Manager, Pharmaceuticals, Mayne and you will be located in Victoria.

Employer

Your contract of employment is with Mayne Pharma Pty Ltd ABN 58 097 064 330, a subsidiary of Mayne Group Limited ABN 56 004 073 410 (Mayne). As an employee within the Mayne Group, you may be required to provide services to any company in the Mayne Group, and all entities which are subsidiaries of Mayne.

Contract Terms

This contract shall take effect from 1 February 2003 and will supersede in its entirety your current employment contract and arrangements, which shall be deemed to have terminated by mutual consent as from 31 January 2003. However, for the purposes of service-related benefits of employment, your service with Mayne will be regarded as continuous from the 26 July 1999, the date you initially commenced employment with the Group or a related company.

Duties

Your specific duties and responsibilities in this position are as previously outlined. You may, however, be required to undertake other duties and responsibilities from time to time in addition to or as variations of the duties and responsibilities of the position. As a consequence, or for other reasons, your reporting responsibility and/or position title may also be altered from time to time. In this event, your remuneration and other benefits under this contract will not be altered without your consent, except to the extent that this contract permits.

Remuneration

Your remuneration will be made up of a total employment cost (TEC) at the rate of $215,000 p.a., inclusive of salary, Superannuation and benefits you may wish to charge to the TEC.

Your remuneration will be reviewed annually, usually in June, with any increase, which may arise from each review being effective on 1 July. The review and operative dates may be altered by Mayne from time to time.

Short Term Incentive (Bonus)

You will be eligible to participate in the Mayne short term incentive scheme where a bonus of 20% of TEC may be awarded for the achievement of agreed target objectives, related to the success factors of the Group. For outstanding performance a higher bonus to a maximum of 40% of TEC may be awarded. Your target performance will be agreed at the commencement of each measurement period

Superannuation

You will be required to remain a member of the Mayne Group Superannuation Fund.

Full details of the range of Superannuation entitlements are supplied in the Member’s Booklet, which is already in your possession.

The benefits provided in the Superannuation Fund and the contributions made by Mayne meet the Superannuation Guarantee requirements.

Re-assignment

Mayne has a policy in which it reserves the right to reassign employees geographically from time to time. Such reassignment will occur after consultation and agreement with you, particularly as to your career development and your own circumstances.

Termination of Employment

You may resign from your employment and terminate this contract by giving to Mayne no less than three (3) months’ notice in writing. If you do so, Mayne is not obliged to provide you with duties during the notice period. In the event you resign to join a competitor, Mayne reserves the right to require you to serve the notice period on an active or passive basis.

Similarly, Mayne may, at any time, terminate your employment by giving no less than three (3) months’ notice in writing or payment in lieu. Payment in lieu of notice will be at the rate equivalent to your TEC for the period of notice.

In the case of serious misconduct (including disclosure of confidential information or other serious or continuing breaches of this contract) Mayne may terminate your employment without notice. In this case you will receive only accrued but un-taken leave entitlements.

Retrenchment

If your employment is terminated on the grounds of redundancy, retrenchment benefits payable to you will accord with the terms of the retrenchment policy applicable to Mayne staff at that time, except that, the payment in respect of notice will be not less than the notice period provided above.

Mayne Group Policies

You will be required to comply with Mayne Group policies and procedures generally, as established and varied from time to time.

Confidentiality

It is agreed that, without limiting any express or implied obligation of confidentiality upon you under any statute (including the corporation law) you undertake that you will not divulge to any person or use any trade secrets or confidential information concerning the business, financial arrangements or any further information, which is not publicly available, except with the written authority of the undersigned.

Restriction on Activities

It is agreed that you will not during your employment with Mayne or within six months after cessation, either on your own account or jointly with any other person, or company, solicit interfere with or endeavor to entice away from Mayne or its subsidiaries any employee or customer of the Group.

Applicable Law

This contract of employment will be governed by the law of the State of Victoria.

Schedule of Benefits

The employment benefits applicable to you in this position are recorded in the attached Schedule A.

Date of Effect

This contract takes effect on the 1 February 2003.

Attachments

The enclosed attachments to this letter form part of the terms and conditions of your contract of employment.

Acceptance

To signify your acceptance of this offer of employment under the conditions outlined above, please sign, date, and return the duplicate of this letter to me.

Yours sincerely,

/s/ Alan Reid
Alan Reid
Group General Manager, Pharmaceuticals

Att:    Schedule of Benefits

I acknowledge having received and read this letter and each of its attachments, and I accept the offer of employment on the terms set out in this letter.

/s/ Michael Kotsanis
Michael Kotsanis
Date: 11/3/03

Schedule A

SCHEDULE OF BENEFITS

Name:	Michael Kotsanis

Position:	Vice President Asia Pacific

Date:	February 24, 2003

These benefits apply subject to the variations contained in the covering letter. Full details of the benefits and conditions are available from Group General Manager, Personnel.

Annual Leave

Annual leave will continue to accrue at the rate of 4 weeks (20 working days) per annum. Leave loading is included in the TEC package.

Sick Leave

Sick leave credit will continue to accrue at the rate of 10 days on the anniversary of each complete year of service to a maximum of 52 weeks credit. Discretion will apply to the payment for sick leave beyond available credits.

Long Service Leave

Long service leave of 13 weeks becomes due after 15 years continuous service. Thereafter, long service leave accrues a rate of 4 and 1/3 weeks for each 5 years service.

Where the provisions of Awards or State legislation exceed the above, the provisions of the relevant Award or State legislation shall apply.

Other Leave

Provisions with respect to other leave will be in accordance with the guidelines issued to Mayne staff from time to time.

Contact and Entertainment Expenses

Contact and entertainment expenses which are business related and of benefit to the company will be reimbursed through the process of claim and approval by the Group General Manager, Pharmaceuticals.

Class of Air Travel

Domestic air travel on company business shall be economy class, except for flights in excess of three hours where the employee may, subject to the approval of an appropriate manager with the delegated authority, upgrade from economy class to business class.

Travel on international flights on company business shall be business class.

Attachment.

TOTAL EMPLOYMENT COST

Michael Kotsanis

Previous Remuneration		Revised TEC
Salary + benefits	$189,480	Salary	$204,480
Superannuation	$10,520*	Superannuation	$10,520	*
TOTAL	$200,000	TEC	$215,000

Short Term Incentive
Minimum	20% of TEC	$43,000
Minimum	40% of TEC	$86,000

*	Previously nominated to reduce superannuation to SGC maximum